December 17, 2010
H. Christopher Owings Assistant Director Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	QKL Stores Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 23, 2010
File No. 333-167087

Dear Mr. Owings:

QKL Stores Inc. (“We” or the “Company”) is submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange commission (the “Commission”) on August 6, 2010 (the “Comment Letter”).  In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Comment Letter.

General

1.
We note your response to comment 1 in our letter dated June 22, 2010. However, it still appears that this transaction is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead represents a primary offering that must be made at a fixed price. We note the following:

•	You are registering 20,051,094 shares and 10,635,142 shares outstanding are held by non-affiliates,

•
Of the 20,051,094 shares you seek to register for resale, 12,903,928 are held by Vision Opportunity China LP, 3,909,933 are held by Guerrilla Partners and its affiliate, and 1,171,529 are held by Straus Partners and its affiliate (collectively, the “Significant Stockholders”),

•	While Vision Opportunity China and Guerilla are subject to a 4.99% ownership cap, you disclose in the footnotes to your selling stockholder table that the caps are waivable, and

•
This registration statement serves as a post-effective amendment to registration statement no. 333-150500, and the majority of the shares registered for resale by selling shareholders under that registration statement remain unsold.

Securities and Exchange Commission December 17, 2010 Page 2

If you wish to continue with the registration of these shares, please reduce the amount of shares being registered by the Significant Stockholders or file a separate registration statement identifying the Significant Stockholders as underwriters and include a fixed price at which the securities will be sold. You may be able to register additional shares for resale at a later date after the Significant Stockholders have sold all of the shares covered by this registration statement.

Response to Comment 1:  We have revised the registration statement to reduced the number of securities to be offered on behalf of Vision Opportunity China LP, Guerrilla Partners, LP and Hua-Mei 21st Century Partners, LP to one-third of our public float.

We have not reduced the number of securities to be offered by Straus Partners, L.P., since it is the beneficial owner of 2.61% of our issued and outstanding stock on an as-converted basis. In addition, Straus-GEPT Partners, L.P., an affiliate of Straus Partners, L.P., is no longer a holder of any of our securities. As a result, we respectfully submit that Straus Partners, L.P. should not be considered a “Significant Stockholder.”

Prospectus Summary, page 1

Shares Issued to the Selling Shareholders, page 3

2.
We note your response to comment 3 in our letter dated June 22, 2010. Please briefly describe how the placement agent’s designees acquired their shares under “Placement Agent Warrants.” Reconcile the amounts you reflect under “Mass Harmony Consulting Agreement” with the amounts being offered for resale by the consultants in the Selling Stockholder table on page 26. Also briefly describe how the other selling stockholders reflected in the selling stockholder table under “Stockholders who Acquired their shares prior to Reverse Merger and Private Placement” acquired their shares.

Response to Comment 2:  We believe that the placement agent’s designees were employees or otherwise affiliated with the placement agent and received their shares as consideration for their services to the placement agent.

Each of Yang Miao, Ying Zhang and Fang Chen were principals of Mass Harmony Asset Management (“Mass Harmony”).  On March 13, 2007, QKL-China entered into a Financial Consulting Agreement pursuant to which Mass Harmony received 299,999 shares of common stock, Series A Warrants to purchase 91,176 shares of common stock and Series B Warrants to purchase 72,941 shares of common stock, of which each of Yang Miao, Ying Zhang and Fang Chen received approximately one-third of the shares of common stock, the Series A Warrants and the Series B Warrants.

In March 2010, Ying Zhang subsequently assigned her Series A Warrants and Series B Warrants to Roth Capital Partners.  Ms. Zhang sold the shares of common stock she acquired in connection with the Financial Consulting Agreement pursuant to our registration statement on Form S-1 (file no. 333-150800) and is no longer a selling shareholder.

Securities and Exchange Commission December 17, 2010 Page 3

Fang Chen sold the 100,000 shares of common stock he acquired in connection with the Financial Consulting Agreement pursuant to our registration statement on Form S-1 (file no. 333-150800), but still holds the Series A Warrants and Series B Warrants that he received in connection with the Financial Consulting Agreement.

Yang Miao exercised his warrants in full on a cashless basis, for which he received 14,808 shares of common stock.  Yang Miao has disposed of 99,998 shares of common stock he received in connection with the Financial Consulting Agreement, and currently holds 7,707 shares of common stock.  6,018 of the shares disposed of by Mr. Miao were sold pursuant to our registration statement on Form S-1 (file no. 333-150800).  101,085 of the shares disposed of by Mr. Miao were sold pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

Except for Robert Scherne, our former director and chief financial officer who was issued 21,000 shares of common stock in December 2007 as compensation for his services, the selling stockholders listed in the selling stockholder table under “Stockholders who Acquired their shares prior to Reverse Merger and Private Placement” acquired their shares in our predecessor entity, Forme Capital, Inc., in a private transaction by one of our stockholders, Synergy Business Consulting, in September 2007.  The private transaction is disclosed in our current report on Form 8-K that was filed with the SEC on September 25, 2007.

Reverse Merger and Private Placement Transaction, page 3

3.
Your disclosure in the sixth paragraph on page 3 is inconsistent with your response to comment 4 in our letter dated June 22, 2010 and the Securities Purchase Agreement filed as Exhibit 10.2 to your Form 8-K filed April 3, 2008. The sixth paragraph on page 3 states that each unit issued in the Private Placement consisted of one share of Series A Preferred Stock, one Series A Warrant and one Series B Warrant. In contrast, your response and the Securities Purchase Agreement indicate that each unit sold in the Private Placement consisted of one share of Series A Preferred Stock and a 0.625 interest in a Series A Warrant and 0.625 interest in a Series B Warrant. Please revise.

Response to Comment 3:  We confirm that our Series A Warrants and Series B Warrants are exercisable for one share of common stock.  The number of Series A Warrants and Series B Warrants issued to investors was based on 0.625 times the number of shares of preferred stock investors purchased in the private placement transaction, which is consistent with the revised disclosure in the Form S-1/A, with the Securities Purchase Agreement filed as Exhibit 10.2 to our Form 8-K filed April 3, 2008, and in our prior response to comment 4 of your letter dated June 22, 2010.  To clarify, we sold 9,117,647 shares of common stock in the private placement transaction.  Thus, we also issued 5,698,529 Series A Warrants (0.625 multiplied by 9,117,647) and 5,698,529 Series B Warrants (0.625 multiplied by 9,117,647) in the private placement transaction, which warrants are exercisable for common stock on a one-for-one basis.

Securities and Exchange Commission December 17, 2010 Page 4

4.
Please briefly describe the additional deadlines you are required to meet in order to avoid liquidated damages. Also briefly describe the warrant amendments and waiver you describe in your response to comment 1 in our letter dated June 22, 2010.

Response to Comment 4:  We have revised the disclosure on page 12 to describe the two deadlines that we believe we are most likely to be required to meet in order to avoid liquidated damages.  In the event that we are required to file an additional registration statement to cover securities that we have previously been unable to register, we will be required to file any such additional registration statement within 30 days of receipt of demand notice from certain of our stockholders.  We will further be required to have any such additional registration statement declared effective within 150 days of its initial filing date, or 180 days from its initial filing date in the event that the registration statement is given a full review by the Securities and Exchange Commission.  We have further included the maximum amount of liability that we could be liable for under the liquidated damages provision of the registration rights agreement, which we believe to be the most relevant piece of information of which our stockholders and potential stockholders need to be aware.  A description of the warrant amendments and waiver can be found on pages 67 and 68.

Selling Shareholders, page 24

5.
We note your response to comments 7 and 8 in our letter dated June 22, 2010. In the second paragraph, please clarify that John Kuhns and Mary Fellows received the shares they are offering for resale as compensation. Unless Roth Capital Partners received the shares it is offering as compensation, state in this paragraph and under Plan of Distribution that it is an underwriter with respect to the shares it is offering. Alternatively, state in this paragraph that it received its shares as compensation.

Response to Comment 5: Please see the revised disclosure on page 24, which confirms that John Kuhns and Mary Fellows received the shares they are offering for resale as compensation.  With respect to Roth Capital Partners, we have removed it as a selling stockholder in the registration statement.

6.
We reissue comment 6 in our letter dated June 22, 2010. Please briefly describe how each selling shareholder acquired its shares. We note that you revised your table on page 26 to specify those selling shareholders that acquired their shares prior to the Reverse Merger and Private Placement, but for several of these shareholders you provide no further information regarding how each acquired its shares.

Response to Comment 6: We have revised the selling shareholders section beginning on page 24 accordingly.

Securities and Exchange Commission December 17, 2010 Page 5

7.	Please do not use small type for the table, which is difficult to read. Refer to Rule 420(a) of Regulation C.

Response to Comment 7:  We have revised the selling shareholders table on page 26 pursuant to Rule 420(a) of Regulation C and Item 507 of Regulation S-K.

8.
Please insert a row at the end of the table totaling the number of shares underlying each of the securities to be sold in the offering and the maximum number of shares underlying all securities to be sold in the offering, and reconcile these amounts with the applicable amounts reflected on the registration statement cover page, prospectus cover page and throughout the filing.

Response to Comment 8: We have revised the selling shareholders table on page 26 accordingly.

9.
We note your response to comment 10 in our letter dated June 22, 2010; however, the amounts reflected in footnote (16) for Yang Miao and Fang Chen do not reconcile to the amounts reflected in the table. Please revise your disclosure to state whether shares were sold in the prior offering on registration statement file no. 333-150800. Please also revise footnote (16) to describe the transaction(s) that resulted in the shares issued to Mass Harmony Asset Management being transferred to each of its three principals.

Response to Comment 9:  We have revised the selling shareholders table on page 26 accordingly.  We have revised the related footnote on page 29 accordingly.

Item 16. Exhibits and Financial Statement Schedules, page II-3

10.
Your exhibit index on page 11-3 indicates that Exhibits 4.5 and 4.6, amendments to your Series A and B Warrant agreements, are included with your filing, but neither appears to be included with this amendment number 1 nor with your initial filing. We also note that neither amendment was included with your registration statement on Form S-1 file no. 333-150800 which went effective on August 11, 2009, which is significantly after the date of exhibits, March 24, 2009. Please file these exhibits with your next amendment.

Response to Comment 10:  Each of the waivers to our Series A Warrants and Series B Warrants is dated March 24, 2010, but was incorrectly dated in the Form S-1 filed on May 23, 2010 and in Amendment No. 1 thereto.  We have accordingly revised the disclosure to reflect the correct dates of the agreements, as well as incorporated the agreements by reference to our Annual Report on Form 10-K that was filed with the SEC on April 1, 2010.

Securities and Exchange Commission December 17, 2010 Page 6

Item 17. Undertakings

11.	Please provide the undertaking set forth at Item 512(a)(5)(ii) of Regulation S-K

Response to Comment 11: We have revised the disclosure to add the undertaking required by Item 512(a)(5)(ii) of Regulation S-K on page II-5.

You may contact our legal counsel, Mitch Nussbaum of Loeb & Loeb LLP, at (212) 407-4159 if you have any questions.

Sincerely,

/s/ Zhuangyi Wang
Zhuangyi Wang
Chief Executive Officer

cc:           Mitchell Nussbaum, Loeb & Loeb LLP